May 1, 2017	Joseph M. Mannon Shareholder +1 312 609 7883 jmannon@vedderprice.com

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Attn: Marianne Dobelbower

Re:	RMB Investors Trust (the “Registrant”)
File No. 811-00994

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on April 12, 2017 with respect to the Registrant’s Registration Statement on Form N-1A filed on March 02, 2017 (the “Registration Statement”). Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Post-Effective Amendment No. 109 to the Registration Statement concurrently herewith which addresses the comments of the staff as described in this letter.

General

Comment (1)  In “Principal Investment Strategies” of the summary section of the prospectus relating to RMB Fund, please disclose any concentration in industries and the associated risks.

Response:  The Registrant has revised the disclosure.

Comment (2)  In the disclosure of “Market Risk” in the summary section of the prospectus relating to RMB Mendon Financial Services Fund, regarding the statement that “The risk would be greater if any of the categories of securities that the Fund emphasizes—mid and small-capitalization stocks or particular sectors—fell out of favor with the market”, please consider the need for disclosure regarding particular “industries.”

Response:  The Registrant has revised the disclosure.

Comment (3)  In “Principal Investment Strategies” of the summary section of the prospectus relating to RMB Mendon Financial Services Fund, please describe the growth and value strategies used by the Fund’s sub-adviser.

Response:  The Registrant has revised the disclosure.

U.S. Securities and Exchange Commission

May 1, 2017

Comment (4)  In footnote 1 to the Fee Table for RMB Mendon Financial Long/Short Fund in the prospectus, add a statement that “the base fee may adjust up or down according to Fund performance relative to its benchmark index” and then please disclose the benchmark index.

Response:  The Registrant has revised the disclosure.

Comment (5)  In “Principal Investment Strategies” of the summary section of the prospectus relating to RMB Mendon Financial Long/Short Fund, regarding the statement that “The Fund pursues its goal by investing, under normal circumstances, at least 80% of its net assets (including borrowing, if any) in the common stocks of U.S. companies of any market capitalization that are in the financial services sector”, please disclose how derivatives will be valued for purposes of this 80% strategy.

Response:  The Registrant has revised the disclosure.

Comment (6)  In “Principal Investment Strategies” of the summary section of the prospectus relating to RMB Mendon Financial Long/Short Fund, regarding the statement that “The Fund may use futures and options on securities, indices and other derivatives (a type of instrument whose value is determined by reference to the value or the change in value of one or more securities, indices or other financial instruments) to hedge against market changes or as a substitute for securities transactions”, please identify and describe the “other derivatives” used or supplementally state that covered calls represent the “other derivatives.”

Response:  The Registrant responds, supplementally, that it expects the Fund’s investments in derivatives will be principally in written covered call options and in long put options. In addition, the Registrant has revised the disclosure.

Comment (7)  In the “Investment Adviser” section of the prospectus, regarding the disclosure of the Adviser’s expense waiver and reimbursement obligations, please limit a Fund’s recoupment to three years from the date of the waiver or reimbursement. Alternatively, please conduct a FAS 5 analysis to determine whether the recoupment period is appropriate and confirm that the Fund’s auditor was provided with the FAS 5 analysis.

Response:  The Expense Limitation Agreement filed herewith limits a Fund’s recoupment to three years from the date of the waiver or reimbursement and the Registrant has revised the referenced disclosure consistent therewith.

Comment (8)  Under the “Sales Charge Waivers” section of the prospectus, regarding the statement that “Under certain conditions, the following investors can buy Class A shares without a sales charge:…”, please disclose those certain conditions or remove the reference to “certain conditions.”

Response:  The Registrant has revised the disclosure to read “Under certain conditions, as noted below, the following investors can buy Class A shares without a sales charge:”

U.S. Securities and Exchange Commission

May 1, 2017

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7883.

Very truly yours,

Joseph M. Mannon